May 8, 2019

Ronald J. Kruszewski
Chief Executive Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, Missouri 63102-2188

       Re: Stifel Financial Corp.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 20, 2019
           File No. 001-09305

Dear Mr. Kruszewski:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Global Wealth Management, page 39

1. We note that revenues generated from asset management and service fees were 25.2% of total revenues in 2018 and that your revenue growth for the year was attributable to growth in asset management and service fees. Given the significance of this revenue stream, please revise future filings to provide a rollforward of assets under management
      (AUM) showing the beginning balance, gross inflows, gross outflows and market appreciation/depreciation to arrive at an ending AUM balance. Additionally, to the extent fee levels vary significantly by AUM product type (fixed income, equities, etc.), please disaggregate the AUM rollforward by the different products. Ronald J. Kruszewski
Stifel Financial Corp.
May 8, 2019
Page 2
Notes to the Consolidated Financial Statements
Consolidation Policies, page 80

2. In your consolidation policy you reference ASU 2010-10; Consolidation, Amendments for
         Certain Investment Funds with regard to entities eligible for the deferral and in Note 28.
         Variable Interest Entities on page 130, you state that for certain other entities you review other relevant accounting guidance, which states that the general partner in a limited partnership is presumed to control the limited partnership. Tell us and revise your disclosures accordingly, as to how these provisions comply with ASC 810 and the issuance of ASU 2015-02; Amendments to the Consolidation Analysis.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or John Nolan at 202-551-3492 with any questions.



FirstName LastNameRonald J. Kruszewski                         Sincerely,
Comapany NameStifel Financial Corp.
                                                               Division of
Corporation Finance
May 8, 2019 Page 2                                             Office of
Financial Services
FirstName LastName